GUGGENHEIM INVESTMENTS

Guggenheim Equal Weight Enhanced Equity Income Fund
Cusip: 40167M106	Record Date: April 15, 2015
Ticker: GEQ	Payable Date: April 30, 2015

Distribution Amount Per Share: $0.4375

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources:  net investment income; net realized short-term capital gains; net realized long-term capital gains and return of capital.  All amounts are expressed per common share.

	Current Quarterly Distribution ($)	% Breakdown of the Current Quarterly Distribution	Total Cumulative Distributions for the Fiscal Year to Date ($)	% Breakdown of the Total Cumulative Distributions for the Fiscal Year to Date
Net Investment Income	$0.0235	5.37%	$0.0235	2.69%
Net Realized Short-Term Capital Gains	-	-	-	-
Net Realized Long-Term Capital Gains	$0.4140	94.63%	$0.8515	97.31%
Return of Capital	-	-	-	-
Total (per common share)	$0.4375	100.00%	$0.8750	100.00%
If the Fund estimates that it has distributed more than its income and net realized capital gains, a portion of your distribution may be a return of capital.  A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s Investment performance and should not be confused with “yield” or “income”.

The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations.  The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

The following table provides GEQ’s total return performance based on net asset value (NAV) over various time periods compared to GEQ’s annualized and cumulative distributions rates.

Average annual total return (in relation to NAV) for the period since inception (October 27, 2011) to March 31, 2015	10.93%
Annualized current distribution rate expressed as a percentage of NAV as of March 31, 2015	8.52%
Cumulative total return (in relation to NAV) for the fiscal year through March 31, 2015	0.74%
Cumulative fiscal year distributions as a percentage of NAV as of March 31, 2015	4.26%
Performance data quoted represents past performance, which is no guarantee of future results and current performance may be lower or higher than the figures shown. Total returns reflect fees and expenses of the Fund.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Managed Distribution Policy.